EXHIBIT 7
March 18, 2009
Export Development Canada
151 O’Connor Street
Ottawa, Ontario
K1A 1K3
Dear Sirs:
     In connection with the issue and sale of U.S. $1,500,000,000 2.375% United States Dollar Bonds due March 19, 2012 (the “Bonds”) of Export Development Canada (“EDC”) to be sold pursuant to an Underwriting Agreement dated as of March 11, 2009 as more particularly described in the Prospectus Supplement dated March 11, 2009 to the Basic Prospectus dated January 15, 2008 (the “Prospectus Supplement”), I have been asked, as Senior Legal Counsel to EDC, to furnish you with an opinion in respect of the legality of the Bonds.
     I have made or caused to be made such investigations and examinations of such legislation and proceedings and have reviewed or caused to be reviewed such documents relating to the issue of the Bonds as I have considered necessary for the purposes of this opinion.
     The Bonds will be issued pursuant to the following authority:
(a)	The Export Development Act (the “Act”),

(b)	The Financial Administration Act,

(c)	Resolution dated November 7, 2008 passed by the Board of Directors of EDC,

(d)	Determination of Terms — dated as of March 11, 2009 and signed by the Senior Vice-President and Chief Financial Officer of EDC fixing the terms of the Bonds pursuant to the aforesaid resolution, and

(e)	The approval of the Minister of Finance of Canada pursuant to Section 127 of the Financial Administration Act.
     Based upon the foregoing and relying in particular on statutes and documents set out in full above I am of the following opinion:
1.	EDC exists as a corporation created by the Parliament of Canada pursuant to the Act and is an agent of Her Majesty in right of Canada (“Canada”) with full power and authority to conduct its business as described in the Prospectus Supplement;

pursuant to the provisions of the Financial Administration Act, EDC is named as a Crown corporation.

2.	The Bonds have been duly authorized by all necessary corporate action of EDC and, subject at the time of issue of the Bonds to the approval of the Minister of Finance continuing in full force and effect and to compliance with the limitation on the aggregate borrowing of EDC contained in Section 14 of the Act and in the authorizing resolution, upon being duly signed personally or in facsimile by the duly appointed officers of EDC, and upon being duly authenticated and issued against payment therefor, the Bonds will constitute legal, valid and binding direct, unconditional and general obligations of EDC and, as such, of Canada in accordance with their terms, all irrespective of any reconstruction, reorganization, amalgamation, merger, liquidation, dissolution or winding up of EDC or any transfer, sale or other disposition of all or substantially all of the assets of EDC.

3.	The Bonds, when duly executed, authenticated, and issued against payment, subject at the time of issue as set forth above, will constitute securities issued on behalf of Canada with the authority of Parliament and as such the payment of the principal thereof and interest thereon will be a charge on and will be payable out of the Consolidated Revenue Fund of Canada.
     I hereby consent to the inclusion of this opinion letter as an exhibit to Amendment No. 3 to EDC’s Annual Report on Form 18-K for the year ended December 31, 2007 and to the use of the reference to the Senior Legal Counsel for EDC under the heading “Legal Opinions” in the Prospectus Supplement.
Yours truly,
EXPORT DEVELOPMENT CANADA
/s/ Norman Bayne
Norman Bayne
as Senior Legal Counsel
for Export Development Canada
and without personal responsibility